Bennett L. Nussbaum

Senior Vice President,

    Chief Financial Officer

May 4, 2011

VIA EDGAR

Jennifer Thompson Accounting Branch Chief Securities and Exchange Commission Division of Corporation Finance Washington, D.C. 20549

Re:	Winn-Dixie Stores, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2010

Filed August 30, 2010

File No. 1-3657

Dear Ms. Thompson:

This letter acknowledges the comments of the staff (the “Staff”) of the Securities and Exchange Commission in its letter to Winn-Dixie Stores, Inc., dated April 27, 2011. In order to develop the most complete response to the Staff’s comments, we request the due date be extended to May 20, 2011.

Please feel free to call the undersigned at (904) 783-5000 with any questions.

Very truly yours,

/s/ Bennett L. Nussbaum Bennett L. Nussbaum